


Jayne Hillman · 3rd

New Paradigm Leadership + Change Management Science
= Accelerated Outcomes

San Francisco, California, United States · 500+ connections ·
Contact info

True Equation

University of California,
Berkeley

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Ecuador — adVentures Academy
adVentures Academy

I participated as a advisor and facilitator in
this one of kind adVentures Academy in...

REALITY SUMMIT
DIGITAL RAIGN

RE-IMAGINE REALITY: This intensive is
focused on the nexus of transformation and...

Katapult Future
Katapult Cloud

Katapult Future
Oslo. We believe

Activity

841 followers

Congratulations Chris.
Jayne commented

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Experience

Founder
True Equation
Sep 2014 – Present · 6 yrs 7 mos
San Francisco Bay Area

True Equation works with dynamic vision-driven leaders, social innovators, and
entrepreneurs who are inspired to move beyond outdated paradigms in order to create
meaningful leaps of progress and tangible outcomes of possibility for the important
global challenges of today.

Jayne Hillman, as Founder, brings powerful frameworks from neuro-psychology and system
change theory along with her business growth expertise to support social entrepreneurs'
cultivation of effective leadership and regenerative business models to create what is tr ...see more

{ true } equation   www.trueequation.com

Early Stage Business Coach & Funding Strategist
Jayne Hillman Coaching & Advising Services
Oct 2011 – 2016 · 5 yrs
Bay Area

As an entrepreneur, consultant and executive coach Jayne Hillman offers a holistic approach
combining entrepreneur advising with executive coaching to support entrepreneurs' leadership
potential and business-building capabilities to create strong foundations of value creation and
momentum in the market. She brings her 20 years of entrepreneurial experience along ...see more

Founder
Launch Community Ventures
Jan 2010 – Sep 2011 · 1 yr 9 mos

Our Mission for Women Entrepreneurs
To offer a robust and relevant consulting and training program to bolster small business growth
through high level leadership competency, industry know-how, early stage business advising,
mentors and solid capitalization plans that attract financing.　　　　　...see more

Co-Founder
Yoga Sangha

 Jan 2005 – Dec 2008 · 4 yrs

Raised capital and launched a beautiful 2200 sq ft yoga studio in the Mission district of San Francisco. Established a profitable and thriving studio and community that was eventually sold to Yoga Kula in 2008.

 **CMO**
Fantasia Fresh Juice Company
Sep 1997 – Jan 2001 · 3 yrs 5 mos
Chicago IL

On the ground floor of a high growth mid-west fresh juice and smoothie company very similar to Odwalla but located in Chicago, IL. An executive team member and CMO that executed on the successful brand marketing and communication strategy of Fantasia Fresh Juice to connect and and build a happy and loyal customer base through out the Midwest. Fantasia Fresh Jui ...see more

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Education

 **University of California, Berkeley**
Bachelor of Applied Science (B.A.Sc.), Political Economy
1983 – 1986

 **Transformational NLP Marin**
Master's Practioner of Transformational Neuro-Linguistic Programming, Neuro-psychology, meta-physics
2014 – 2016
Activities and Societies: 2 year program

Master's Practioner in Neuro-Linguistic Programming

 **Realization Process with Judith Blackstone**
Realization Process meditation certification training, Meditation
Activities and Societies: a 7 month meditation training with Judith Blackstone

Start-ups · 29

Endorsed by **Catherine Berman** and 1 other who is highly skilled at this

Strategy · 22

Endorsed by **Jennifer LeBlanc, M.S.,** who is highly skilled at this

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Recommendations

Received (3)   Given (1)

 **Anne Digges**
Creative Director and Design Professional
November 13, 2019, Anne was a client of Jayne's

Jayne is part seer, part doer. She has the keen ability to not only tap into your essential and innate gifts but to also come up with a solid actionable business plan for leveraging those talents to the world. She is positive and heartfelt in her approach, seeing around the corners you are stuck on and recharging your batt... See more

 **Chance Claxton**
Vice President - Product & Brand Management
January 20, 2012, Chance was a client of Jayne's

Working with Jayne added an element to our 2.5 year old business that was just what we needed, an outsiders viewpoint and influx of ideas and critique. In addition she provided great insight and guidance at how we look at our numbers and quickly became well versed in our business and practices.

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